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                UNITED STATES                           OMB APPROVAL
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     SECURITIES AND EXCHANGE COMMISSION        OMB Number: 3235-0145
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           WASHINGTON, D.C.  20549             Expires: October 31, 2002
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                                               Estimated average burden
                SCHEDULE 13D                   hours per response. . . 14.9
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                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                   DAC Technologies Group International, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   23302R 10 7
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                                 (CUSIP Number)

                                 Dan R. Lasater
                           1500 Macon Drive, Suite D7
                           Little Rock, Arkansas 72211
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 20, 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No.         23302R 10 7
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         1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).
                     DAN R. LASATER
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         2.  Check the Appropriate Box if a Member of a Group (See Instructions

              (a)
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              (b)            X
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         3.  SEC Use Only
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         4.  Source of Funds (See Instructions)        BK
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         5.  Check if Disclosure of Legal Proceedings is Required Pursuant to
             Items 2(d) or 2(e)
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         6.  Citizenship or Place of Organization            UNITED STATES
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Number of          7.  Sole Voting Power                 1,225,765
Shares           --------------------------------------------------------------
Benefically        8.  Shared Voting Power
Owned by         --------------------------------------------------------------
Each               9.  Sole Dispositive Power            1,225,765
Reporting        --------------------------------------------------------------
Person           10.   Shared Dispositive Power
With             --------------------------------------------------------------

         11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                    1,225,765
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         12.  Check if the Aggregate Amount in Row (11) Excludes Certain
              Shares (See Instructions)
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         13.  Percent of Class Represented by Amount in Row (11)     23.3%
                                                                 --------------

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         14.  Type of Reporting Person (See Instructions)

                     IN
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



ITEM

1.       SECURITY AND ISSUER

         Common Stock

         DAC Technologies Group International, Inc.
         1601 West Park Drive, Suite 4C
         Little Rock, Arkansas  72204

ITEM

2.       IDENTITY AND BACKGROUND

   (a)   Warren Overton             Dan R. Lasater            James R. Pledger          Jeffrey H. Thomas

   (b)   2515 North Fillmore        13917 Hinson Road         68 DuClair Court          4121 Woodlawn
         Little Rock, AR  72207     Little Rock, AR  72227    Little Rock, AR  72223    Little Rock, AR  72205

   (c)   Partner                    Partner                   President, DAC            Lawyer
         Trinity Trading LLC        Trinity Trading LLC       Technologies Group        Mitchell, Williams, Selig,
         1500 Macon Drive           1500 Macon Drive          International, Inc        Gates & Woodyard, PLLC
         Suite D7                   Suite D7                  1601 West Park Drive      425 W. Capitol, Suite 1800
         Little Rock, AR  72211     Little Rock, AR  72211    Suite 4C                  Little Rock, AR  72201
                                                              Little Rock, AR  72204

   (d)   No                         No                        No                        No

   (e)   No                         No                        No                        No

   (f)   United States              United States             United States             United States


ITEM

3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On June 20, 2001 the persons identified in Item 2 borrowed $495,000.00 from One Bank & Trust, N.A., Little Rock, Arkansas. Said funds represent the total purchase price for 900,000 shares purchased by persons from Gerald Hannahs. The 900,000 shares and other shares owned by said persons are pledged to secure the loan. Said persons are jointly and severally liable for the loan. They have agreed that they will repay the loan in proportion to the amount of the 900,000 shares issued to each individual. Other purchases reflected on this Schedule were made with cash of the individual purchasers.

ITEM

4.       PURPOSE OF TRANSACTION

         The purpose of the transaction was to acquire as individual investments in the names of the individuals identified in Item 2 the holdings of a major stockholder of DAC Technologies Group International, Inc. who wished to sell his stock.

ITEM

5.       INTEREST IN SECURITIES OF THE ISSUER

         (a) Common stock in DAC Technologies Group International, Inc. owned individually by WARREN OVERTON and by Lock & Load, LLC, in which Warren Overton has a 25% interest, is as follows:

                                                      NUMBER OF SHARES           % OF OUTSTANDING SHARES
                                                      ----------------           -----------------------
         Owned Individually                                  415,000                       7.9
         Owned by Lock & Load, LLC                            31,000                       0.6
                                                            --------                       ---
                            TOTAL                            446,000                       8.5

                  Common stock in DAC Technologies Group International, Inc. owned individually by DAN R. LASATER and by Dan Lasater's wife and daughter in which Dan R. Lasater has voting and dispositive power is as follows:


                                                     NUMBER OF SHARES           % OF OUTSTANDING SHARES
                                                     ----------------           -----------------------

         Owned Individually                                 772,015                         14.7
         Owned by Leah Lasater (Daughter)                   317,625                          6.0
         Owned by Linda Lasater (Wife)                      136,125                          2.6
                                                         ----------                        -----
                           TOTAL                          1,225,765                         23.3


                  Common stock in DAC Technologies Group International, Inc. owned individually by JAMES R. PLEDGER and by James R. Pledger's wife is as follows:

                                                       NUMBER OF SHARES           % OF OUTSTANDING SHARES
                                                       ----------------           -----------------------
         Owned Individually                                   388,256                      7.4
         Owned by Sharon Pledger (Wife)                         4,600                      0.1
                                                            ---------                      ---
                           TOTAL                              392,856                      7.5


                  Common stock in DAC Technologies Group International, Inc. owned individually by JEFFREY H. THOMAS and by Lock & Load, LLC, in which Jeffrey H. Thomas has a 25% interest, is as follows:


                                                       NUMBER OF SHARES           % OF OUTSTANDING SHARES
                                                       ----------------           -----------------------
         Owned Individually                                  200,000                       3.8
         Owned by Lock & Load, LLC                            31,000                       0.6
                                                            --------                       ---
                           TOTAL                             231,000                       4.4


         (b) Each person listed in paragraph 5(a) has sole power to vote or dispose of the shares indicated except as described.

                  The power to vote and dispose of shares owned by Lock & Load, LLC is jointly and equally shared by Warren Overton, Jeffrey H. Thomas, Bill Matthews and Mary Neal Bridges.

                  James R. Pledger, with his wife Sharon, shares voting and dispositive power with respect to the shares owned by Sharon Pledger.

                  ITEM 2 information for Mary Neal Bridges, Bill Matthews and Sharon Pledger is as follows:

         (a)      Mary Neal Bridges                  Bill Matthews                      Sharon Pledger

         (b)      21 River Valley Road               _____________________              68 DuClair Court
                  Little Rock, AR  72227             _____________________              Little Rock, AR  72223

         (c)      None                               _____________________              None

         (d)      No                                 No                                 No

         (e)      No                                 No                                 No

         (f)      United States                      United States                      United States

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         (c)      WARREN OVERTON:

                  On June 4, 2001, Warren Overton purchased 33,000 shares of DAC Technologies Group International, Inc. from H&L Holdings, a partnership in which Dan R. Lasater owns a 50% interest, for $0.50 per share or a total of $16,500.00. The transaction was effected in Little Rock, Arkansas, by direct negotiations between the buyer and seller.

                  On June 19, 2001, Warren Overton purchased 100,000 shares of DAC Technologies Group International, Inc. from Gerald Hannahs for $0.50 per share or a total of $50,000.00. The transaction was effected in Little Rock, Arkansas, by direct negotiations between the buyer and seller.

                  On June 20, 2001, Warren Overton purchased 67,000 shares of DAC Technologies Group International, Inc. from Ken Shemin for $0.50 per share or a total of $33,500.00. The transaction was effected in Little Rock, Arkansas, by direct negotiations between the buyer and seller.

                  On June 27, 2001, Warren Overton and Dan R. Lasater each purchased from Joe Safina 35,000 shares of DAC Technologies Group International, Inc. common stock for $0.50 per share or a total of $17,500.00 each. The transaction was effected in Miami, Florida, by direct negotiation between the buyer and seller.

                  DAN R. LASATER:

                  On May 4, 2001, Dan R. Lasater purchased from David Collins 8,500 shares of DAC Technologies Group International, Inc. common stock for $0.49 per share or a total of $4,165.00. The transaction was effected in Little Rock, Arkansas, by direct negotiation between the buyer and seller.

                  On June 1, 2001, Dan R. Lasater resigned his position of general partner of the Lasater Family Partnership, thereby terminating any interest in the Lasater Family Partnership, including the power to vote or dispose of 245,388 shares of DAC Technologies Group International, Inc. owned by the Lasater Family Partnership.

                  On June 4, 2001, H&L Holdings, a partnership in which Dan R. Lasater owns a 50% interest, sold 33,000 shares of DAC Technologies Group International, Inc. to Warren Overton for $0.50 per share or a total of $16,500.00. The transaction was effected in Little Rock, Arkansas, by direct negotiations between the buyer and seller.

                  JAMES R. PLEDGER:

                  Except as described below, James R. Pledger had no transaction in DAC Technologies Group International, Inc. stock during the past 60 days.

                  JEFFREY H. THOMAS:

                  Except as described below, Jeffrey H. Thomas had no transactions in DAC Technologies Group International, Inc. stock during the past 60 days.

                  WARREN OVERTON, DAN R. LASATER, JAMES R. PLEDGER, AND JEFFREY
                  H. THOMAS:

                  On June 15, 2001, Warren Overton entered into a written agreement to purchase from Gerald Hannahs 900,000 shares of DAC Technologies Group International, Inc. On June 20, 2001, Warren Overton, Dan R. Lasater, James R. Pledger and Jeffrey H. Thomas jointly borrowed $495,000.00 from One National Bank, Little Rock, Arkansas, and pledged 850,000 of said shares plus other shares of DAC Technologies Group International, Inc. to secure the note. The 900,000 shares were initially issued in the name of Warren Overton but should have been issued as follows: Warren Overton, 100,000 shares; Dan R. Lasater, 350,000 shares; James R. Pledger, 200,000 shares, and Jeffrey H. Thomas 200,000 shares. The 900,000 shares have been or will be reissued to said individuals as stated. Warren Overton, Dan R. Lasater, James R. Pledger and Jeffrey H. Thomas have agreed among themselves that they will repay the note in proportion to the percentage of the 900,000 shares issued to each individual, i.e., Warren Overton, 16.7%; Dan R. Lasater, 38.9%; James R. Pledger, 22.2%; and Jeffrey H. Thomas 22.2%.

                  Dan R. Lasater disclaims that he, Warren Overton, James R. Pledger and Jeffrey H. Thomas are members of a group as that term is used in
Section 13 of the Securities Exchange Act of 1934 and asserts that they acted together solely to effect the purchase of the DAC Technologies Group International, Inc. shares from a major shareholder of DAC Technologies Group International, Inc. for individual investment purposes.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         All contract arrangements, undertakings or relationships with respect to the securities of the Issuer are described above.

ITEM

7.       MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1  -   Agreement between Warren Overton and Gerald Hannahs to
                        buy and sell 900,000 shares of issuer

         Exhibit 2  -   Promissory Note of Warren Overton, Dan R. Lasater,
                        James R. Pledger and Jeffrey H. Thomas to One
                        Bank & Trust, N.A., Little Rock, Arkansas

         Exhibit 3  -   Security Agreement between Warren Overton, Dan R.
                        Lasater, James R. Pledger and Jeffrey H. Thomas and
                        One Bank & Trust, N.A., Little Rock, Arkansas



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 29, 2001
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Date

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Signature

Dan R. Lasater
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Name/Title